Exhibit 35.1

CERTIFICATE OF COMPLIANCE

The undersigned hereby certifies that she is the duly elected and acting Vice President and Treasurer of CenterPoint Energy Houston Electric, LLC as servicer (the “Servicer”) under the Transition Property Servicing Agreement dated as of January 19, 2012 (the “Servicing Agreement”) between the Servicer and CenterPoint Energy Transition Bond Company IV, LLC (the “Issuer”) and further that:

1.	A review of the activities of the Servicer and of its performance under the Servicing Agreement during the twelve months ended December 31, 2014 has been made under the supervision of the undersigned pursuant to Section 3.03 of the Servicing Agreement; and

2.	To the best of the undersigned’s knowledge, based on such review, the Servicer has fulfilled all of its obligations in all material respects under the Servicing Agreement throughout the twelve months ended December 31, 2014, except as set forth on Annex A hereto.

Executed as of this 30th day of March, 2015.

CenterPoint Energy Houston Electric, LLC, as servicer

By:	/s/ Carla Anita Kneipp
Name:	Carla Anita Kneipp
Title:	Vice President and Treasurer

ANNEX A

to Certificate of Compliance

LIST OF SERVICER DEFAULTS

The following Servicer Defaults, or events which with the giving of notice, the lapse of time, or both, would become Servicer Defaults known to the undersigned occurred during the year ended December 31, 2014:

Nature of Default	Status

Since the issuance of the Issuer’s 2012 Senior Secured Transition Bonds in 2012, the Servicer has failed to remit transition charge collections from one customer to the trustee for the Issuer’s 2012 Senior Secured Transition Bonds due to inadvertent error. Such transition charge collections aggregated $607,849.21.	The Servicer transferred $607,849.21, together with accrued interest thereon, to the trustee for the Issuer’s 2012 Senior Secured Transition Bonds on December 4, 2014.